# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NexPoint Real Estate Finance, Inc., CIK 0001786248
CUSIP: 65342V101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 300 CRESCENT COURT, SUITE 700, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 12/30/2025
Filed by CIK 0001228922
Persons authorized to receive notices and communications: D.C. Sauter, General Counsel, NexPoint Advisors, L.P., 300 Crescent Court, Suite 700, Dallas, Texas (TX), 75201, (214) 276-6300

## Reporting persons
- DONDERO JAMES D (CIK 0001228922): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC), affiliate funds (AF); sole voting power 352,666.25; shared voting power 9,681,561.63; sole dispositive power 352,666.25; shared dispositive power 9,681,561.63; aggregate amount beneficially owned 10,034,227.88 (54% of the class)
- NexPoint Advisors, L.P. (CIK 0001617621): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 3,649,759.13; sole dispositive power 0; shared dispositive power 3,649,759.13; aggregate amount beneficially owned 3,649,759.13 (19.6% of the class)
- NEXPOINT ASSET MANAGEMENT, L.P. (CIK 0001469877): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC), affiliate funds (AF); sole voting power 0; shared voting power 5,694,671.4; sole dispositive power 0; shared dispositive power 5,694,671.4; aggregate amount beneficially owned 5,694,671.4 (30.7% of the class)
- HIGHLAND OPPORTUNITIES & INCOME FUND (CIK 0001710680): type of reporting person: insurance company (IC); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); source of funds: working capital (WC), affiliate funds (AF); sole voting power 0; shared voting power 4,372,286.06; sole dispositive power 0; shared dispositive power 4,372,286.06; aggregate amount beneficially owned 4,372,286.06 (23.5% of the class)
- NEXPOINT DIVERSIFIED REAL ESTATE TRUST (CIK 0001356115): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 2,952,273; sole dispositive power 0; shared dispositive power 2,952,273; aggregate amount beneficially owned 2,952,273 (15.9% of the class)
- DONDERO NANCY MARIE (CIK 0001656757): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 337,131.1; shared voting power 0; sole dispositive power 337,131.1; shared dispositive power 0; aggregate amount beneficially owned 337,131.1 (1.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: NexPoint Real Estate Finance, Inc.
Address of issuer's principal executive offices: 300 CRESCENT COURT, SUITE 700, DALLAS, Texas (TX), 75201
Comment: This Amendment No. 4 (this "Amendment") is being filed on behalf of James D. Dondero, NexPoint Advisors, L.P., a Delaware limited partnership ("NexPoint Advisors"), NexPoint Asset Management, L.P., a Delaware limited partnership ("NexPoint Asset Management"), Highland Opportunities and Income Fund, a Massachusetts business trust ("HFRO"), NexPoint Diversified Real Estate Trust, a Delaware statutory trust ("NXDT") and Nancy Marie Dondero (collectively, the "Reporting Persons"), and amends the Schedule 13D filed on April 15, 2020 and subsequently amended on August 13, 2020, September 10, 2021 and January 7, 2022. This Amendment updates the stock ownership information for the Schedule 13D. The Schedule 13D is supplementally amended as follows:

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: 852,273 shares of Common Stock that were acquired on December 30, 2025 were acquired in connection with the redemption of Class C Common Units ("OP Units") of NexPoint Real Estate Finance Operating Partnership, L.P., the operating partnership of the Issuer (the "OP"). An aggregate value of $11,897,731.08 of OP Units were redeemed in connection with the acquisition of Common Stock. In addition, between November 1, 2025 and January 1, 2026, a trust of which Nancy Marie Dondero is trustee acquired 8,044.89 shares of Common Stock in connection with dividend reinvestments in the Issuer and James D. Dondero acquired 12,012.91 shares of Common Stock in connection with dividend reinvestments in the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Between November 1, 2025 and January 1, 2026, a trust of which Nancy Marie Dondero is trustee acquired 8,044.89 shares of Common Stock in connection with dividend reinvestments in the Issuer and James D. Dondero acquired 12,012.91 shares of Common Stock in connection with dividend reinvestments in the Issuer. On December 30, 2025, the Reporting Persons acquired an aggregate of 852,273 shares of Common Stock in connection with the redemption of 852,273 OP Units.

At the Company's 2021 annual meeting, stockholders approved the issuance of shares of Common Stock in connection with the redemption of OP Units or common partnership units in the subsidiary partnerships of the OP that may be redeemed for OP Units held by the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of January 1, 2026, (i) James D. Dondero may be deemed to beneficially own 10,034,227.88 shares of Common Stock, which represents approximately 54.0% of the outstanding Common Stock, (ii) NexPoint Advisors may be deemed to beneficially own 3,649,759.13 shares of Common Stock, which represents approximately 19.6% of the outstanding Common Stock, (iii) NexPoint Asset Management may be deemed to beneficially own 5,694,671.4 shares of Common Stock, which represents approximately 30.7% of the outstanding Common Stock, (v) HFRO may be deemed to beneficially own 4,372,286.06 shares of Common Stock, which represents approximately 23.5% of the outstanding Common Stock, (v) NXDT may be deemed to beneficially own 2,952,273 shares of Common Stock, which represents approximately 15.9% of the outstanding Common Stock, and (vi) Nancy Marie Dondero, in her capacity as trustee of a trust, may be deemed to beneficially own 337,131.1 shares of Common Stock, which represents approximately 1.8% of the outstanding Common Stock. James D. Dondero has the right to acquire beneficial ownership of all shares of Common Stock owned by the trust referred to in the preceding sentence.
Number of shares as to which each person has sole or shared power to vote or dispose:
Name of Reporting Person - Sole Voting Power - Shared Voting Power - Sole Dispositive Power - Shared Dispositive Power

James D. Dondero (1) - 352,666.25 - 9,681,561.63 - 352,666.25 - 9,681,561.63

NexPoint Advisors, L.P. (2) - 0 - 3,649,759.13 - 0 - 3,649,759.13

NexPoint Asset Management, L.P. (3) - 0 - 5,694,671.4 - 0 - 5,694,671.4

Highland Opportunities and Income Fund (4) - 0 - 4,372,286.06 - 0 - 4,372,286.06

NexPoint Diversified Real Estate Trust (5) - 0 - 2,952,273 - 0 - 2,952,273

Nancy Marie Dondero (6) - 337,131.1 - 0 - 337,131.1 - 0

(1) The shares with shared voting and dispositive power are held by Mr. Dondero indirectly through NexPoint Advisors and NexPoint Asset Management (as described in footnotes (2)-(3) below), a proprietary account and a trust. These shares also include shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by the trust referred to in Item 5(a), for which he does not serve as trustee. Mr. Dondero is the sole member of NexPoint Advisors' general partner and may be deemed to be an indirect beneficial owner of the shares held by NexPoint Advisors. Mr. Dondero is also the sole stockholder and director of NexPoint Asset Management's general partner and may be deemed to be an indirect beneficial owner of the shares held by NexPoint Asset Management. Mr. Dondero disclaims beneficial ownership of such shares.
(2) These shares are held by NexPoint Advisors indirectly through advised accounts, including NXDT. Mr. Dondero is the sole member of NexPoint Advisors' general partner and may be deemed to be an indirect beneficial owner of the shares held by NexPoint Advisors.
(3) These shares are held by NexPoint Asset Management indirectly through advised accounts, including HFRO. Mr. Dondero is the sole stockholder and director of NexPoint Asset Management's general partner, and may be deemed to be an indirect beneficial owner of the shares held by NexPoint Asset Management.
(4) These shares are held by HFRO, which is one of accounts advised by NexPoint Asset Management referenced in footnote 3 above. Mr. Dondero is the sole stockholder and director of NexPoint Asset Management's general partner, and may be deemed to be an indirect beneficial owner of the shares held by HFRO.
(5) Includes shares held by NXDT indirectly through its wholly owned subsidiary. NXDT is advised by a wholly owned subsidiary of NexPoint Advisors. Mr. Dondero is the sole member of NexPoint Advisors' general partner and may be deemed to be an indirect beneficial owner of the shares held by NexPoint Advisors.
(6) Includes shares that Ms. Dondero may be deemed to beneficially own as the trustee of the trust referred to in Item 5(a). Ms. Dondero is the sister of Mr. Dondero and disclaims beneficial ownership of such shares.
Transactions in the class effected during the past sixty days: Annex A attached hereto lists all transactions in Common Stock during the past 60 days by the Reporting Persons. Other than the shares of Common Stock acquired as a result of dividend reinvestment, the shares of Common Stock were acquired in a private transaction.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Annex A
Exhibit 99.1 Joint Filing Agreement among the Reporting Persons.

## Signatures
- DONDERO JAMES D: /s/ James D. Dondero, James D. Dondero (01/02/2026)
- NexPoint Advisors, L.P.: /s/ James D. Dondero, James D. Dondero/Sole Member (01/02/2026)
- NEXPOINT ASSET MANAGEMENT, L.P.: /s/ James D. Dondero, James D. Dondero/Sole Member (01/02/2026)
- HIGHLAND OPPORTUNITIES & INCOME FUND: /s/ Dustin Norris, Dustin Norris/Executive Vice President (01/02/2026)
- NEXPOINT DIVERSIFIED REAL ESTATE TRUST: /s/ James D. Dondero, James D. Dondero/President (01/02/2026)
- DONDERO NANCY MARIE: /s/ Nancy Marie Dondero, Nancy Marie Dondero (01/02/2026)